Filed pursuant to Rule 433
Registration No. 333-121067
May 22, 2006

Lehman Brothers Holdings Inc.

Federal Funds (Open) Floating Rate Notes due May 29, 2008

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+
Principal Amount:	$1,700,000,000
Security Type:	Senior
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	May 30, 2006
Maturity Date:	May 29, 2008
Coupon:	Federal Funds (Open) Rate plus 0.12%
Interest Payment Dates:	Monthly on the 29th day of each month, commencing June 29, 2006
Interest Periods and
Interest Reset Dates:

Daily on each Business Day, commencing on May 30, 2006, provided that (a) the Fed Funds (Open) Rate in effect for any day that is not a Business Day shall be the Fed Funds (Open) Rate in effect for the prior Business Day and (b) the Fed Funds (Open) Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date

Interest Determination Dates:	Each Interest Reset Date.
Day Count:	Actual/360
Business Day Convention:	Modified Following, Adjusted,
Denominations:	$1,000
CUSIP:	52517PJ44
Underwriters:	Lehman Brothers Inc. (98%) (bookrunner)
Mellon Financial Markets, LLC, ING (1% each)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.